Exhibit 99.1

FOR IMMEDIATE RELEASE

A-POWER REPORTS RECORD FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2008 & CONFIRMS COMPANY IS ON TRACK TO REACH ITS 2008 EARNINGS GUIDANCE

Highlights

•	Q1 2008 Revenue increased 85.0% to $32.3 million from $17.5 million in Q1 2007
•	Q1 2008 Net Income increased 79.1% to $2.9 million from $1.6 million in Q1 2007
•	99.9% of warrants were exercised generating $59.3 million in cash
•	Cash balance as of March 31, 2008 approximately $94 million, up from approximately $36 million at the end of 2007
•	Bridge loan was repaid in January 2008, Company is now debt-free
•	Backlog as of April 16, 2008 approximately $700 million, up from $398.2 million at the end of 2007
•	Wind facility to be completed this month - will begin producing wind turbines from Q3
•	Confirms Company on-track to reach 2008 earnings guidance of $35 to $45 million, or approximately $1.04 to $1.34 per share

Shenyang, China – June 6, 2008 – A-Power Energy Generation Systems (NASDAQ: APWR) ("A-Power") today announced record financial results (unaudited) for the quarter ended March 31, 2008 (see attached table).

Q1 2008 Financial Results

For the three months ended March 31, 2008, A-Power’s revenue was $32.3 million, an increase of 85.0% from $17.5 million in Q1 2007. The increase was due to continued growth in the Company’s core distributed power generation business and the relatively larger size of projects under construction in Q1 2008 compared with Q1 2007.

The total cost of revenues for the three months ended March 31, 2008 amounted to $28.5 million, an increase by $13.4 million compared to $15.1 million in Q1 2007. Due to the stage of certain contracts being performed in Q1 2008, gross margins were 11.9%, a decrease from 13.9% in the first quarter of 2007, but an increase of 0.7% from 11.2% in the fourth quarter of 2007. On an annualized basis for all of 2008, management expects gross margins on its distributed power generation business will be approximately 13.5%, similar to its gross margins in 2007.

General and administrative expenses amounted to approximately $1.0 million for the three months ended March 31, 2008, an increase of approximately $0.5 million compared to approximately $0.5 million in the same period in prior year. This increase was primarily due to the addition of key technical and managerial talent and non-recurring direct expenses associated with the acquisition of Head Dragon Holdings by Chardan South China Acquisition Corp.

Income from operations increased by approximately $0.9 million to $2.8 million for the three months ended March 31, 2008 from $1.9 million for the three months ended March 31, 2007.

Finance costs decreased to $22,596 for the three months ended March 31, 2008 from $134,323 in the same period of the prior year.

Other income, which consisted of miscellaneous income from non-operating activities, was $171,035 for the three months ended March 31, 2008, compared to an expense of $225,346 for the same period in the prior year.

The income tax provision in Q1 2008 was ($41,977), representing a credit from reversal of certain income tax expense accrual in 2007, compared to zero income tax provision in the same period in the prior year. Liaoning GaoKe Energy Group Co., Ltd. is 100% exempt from PRC income tax in 2008, thus the income tax provision only relates to the Design Institute, which is taxed at an effective rate of 25%.

Net income for the first three months of 2008 amounted to $2.9 million, an increase by $1.3 million or 79.1% compared to $1.6 million for the first three months of 2007. This increase was attributable primarily to the growth in revenue and operating income and an increased number of larger distributed power generation contracts.

Comments from Mr. Jinxiang Lu, Chairman & CEO

Mr. Jinxiang Lu, A-Power’s Chairman and CEO commented, “I am very pleased to announce that we made record progress in the first quarter of this year and are on-track to reach our earnings guidance of $35 to $45 million in 2008. Compared to the rest of the year, the first quarter has always been a slow quarter for A-Power due to the harsh seasonal weather in Northern China, where a majority of our projects are based. This harsh weather causes the construction on most of our projects to be halted in January and for a majority, if not all, of February.

During the first quarter of 2008 we made great progress in not only obtaining new contracts in China, but also in expanding our operations into Southeast Asia. As previously announced, we signed a $150 million distributed power contract in Thailand and began working on this project in May. We are in discussions with a number of other potential customers throughout China and Southeast Asia and expect to announce new major contracts over the next few months.

For an update on the wind business, we have made encouraging progress sourcing the necessary wind turbine components from China and abroad and are on-track to complete the first phase of our wind turbine production facility this month. This first phase includes a 180,000 square foot wind turbine assembly facility with the capacity to produce 420 of the 750kW wind turbines and 300 of the 2.5 MW wind turbines each year. We expect to begin producing wind turbines at this new facility in the third quarter of this year and look forward to becoming one of the major providers of wind turbines in China.

We believe one of our most important tasks is not just to ensure a strong current performance, but at the same time to create the conditions for sustainable long-term success with the goal of becoming the leading clean energy company in Asia. We feel that we continued to take a major stride in that direction in the first quarter of 2008 - in the interest of our stockholders, our employees and A-Power.”

Conference Call

Management will conduct a conference call today at 9:00 am Eastern Daylight Time to discuss these results. A question and answer session will follow management's presentation.

Interested parties may participate in the call by dialing (800) 901-5248 (U.S.) or (617) 786-4512 (International) approximately 10 minutes before the call is scheduled to begin. The conference call passcode is 11349239.

Replays of the call will be available for 30 days and can be accessed by dialing (888) 286-8010 (U.S.) or (617) 801-6888 (International). The replay passcode is 67571866.

About A-Power

A-Power Energy Generation Systems, Ltd., formerly Chardan South China Acquisition Corp., through its PRC operating subsidiaries, is the largest provider of distributed power generation systems in China and will enter into China’s wind energy market in 2008. The Company is also focused on developing and commercializing additional renewable energy technologies and has strategic relationships with both Tsinghua University and the China Sciences Academy in Guangzhou.

Contact:

Mark Brewer, 949-212-5320

or

Ian Shanno, 310-928-3780
Investor Relations

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about A-Power, Head Dragon and GaoKe. Forward-looking statements are statements that are not historical facts, including statements relating to anticipated future operating results, new contracts, and entry into expanded markets. Such forward-looking statements, based upon the current beliefs and expectations of A-Power’s and Head Dragon’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Head Dragon is engaged; cessation or changes in government incentive programs; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in A-Power’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Neither A-Power nor Head Dragon assumes any obligation to update the information contained in this press release.

Consolidated Statements of Income
(in United States dollars)

	Three months ended March 31,
	2008	2007

Revenues	$32,337,321	$17,482,274
Cost of sales and business taxes	28,478,433	15,052,446

Gross profit	3,858,888	2,429,828

Expenses
General and administrative expenses	1,038,848	525,763

Income from operations	2,820,040	1,904,065
Other income (expense)
Interest costs	(138,725)	24,431
Finance costs	(22,596)	(134,323)
Other income (expense)	171,035	(225,346)

Income before provision for income
taxes and minority interest	2,829,754	1,568,827
Provision for recovery of income taxes	(41,977)	-

Income before minority interest	2,871,731	1,568,827
Minority interest in subsidiary (income) loss	(6,181)	31,018

Net income	2,865,550	1,599,845